UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Interim Condensed - ITR

Individual and Consolidated

AZUL S.A.

June 30, 2023

with independent auditor’s report on the

review of interim condensed individual and consolidated financial statements- ITR

Contents

Declaration of the officers on the interim condensed individual and consolidated financial statements	3
Declaration of the officers on the independent auditor’s report on review of interim condensed individual and consolidated financial statements	4
Summary report of the statutory audit committee	5
Independent auditor’s report on the review of interim financial position.	6

AZUL S.A. Declaration of the officers June 30, 2023

Declaration of the officers on the interim condensed individual and consolidated financial statements

In compliance with item VI of article 27 of CVM Instruction No. 80, of March 29, 2022, the Officers declare that they have reviewed, discussed and agreed with the interim condensed individual and consolidated financial statements for the three and six months ended June 30, 2023.

Barueri, August 10, 2023.

John Peter Rodgerson

Chief Executive Officer

Alexandre Wagner Malfitani

Chief Financial and Investor Relations Officer

Antonio Flavio Torres Martins Costa

Chief Operating Officer

Abhi Manoj Shah

Chief Revenue Officer

3

AZUL S.A. Declaration of the officers June 30, 2023

Declaration of the officers on the independent auditor’s report on the review of interim condensed individual and consolidated financial statements

In compliance with item V of article 27 of CVM Instruction No. 80, of March 29, 2022, the Officers declare that they have reviewed, discussed and agreed with the conclusions expressed in the independent auditor’s report on the of interim financial position for the three and six months ended June 30, 2023.

Barueri, August 10, 2023.

John Peter Rodgerson

Chief Executive Officer

Alexandre Wagner Malfitani

Chief Financial and Investor Relations Officer

Antonio Flavio Torres Martins Costa

Chief Operating Officer

Abhi Manoj Shah

Chief Revenue Officer

4

AZUL S.A. Summary report of the statutory audit committee June 30, 2023

Opinion of the statutory audit committee

All the members of the Audit Committee, considering the documents presented and the information and clarifications provided by the Company's Officers and by Ernst & Young Auditores Independentes S.S. Ltda., have reviewed the interim condensed individual and consolidated financial statements (ITR) for the three and six months ended June 30, 2023.

Based on this information, they have expressed a favorable opinion on the interim condensed individual and consolidated financial statements (ITR) for the three and six months ended June 30, 2023, accompanied by the report on review of interim condensed individual and consolidated financial statements (ITR) to be issued by Ernst & Young Auditores Independentes S.S. Ltda., recommending its approval to the Board Directors.

Barueri, August 10, 2023.

Sergio Eraldo de Salles Pinto

Member, Coordinator of the Audit Committee and Financial Expert

Gilberto Peralta

Member of the Audit Committee

Renata Faber Rocha Ribeiro

Member of the Audit Committee

5

A free translation from Portuguese into English of Independent Auditor’s Review Report on Quarterly Information prepared in Brazilian currency in accordance with NBC TG 21 and IAS 34 - Interim Financial Reporting, and with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR)

Report on the review of interim financial information

The Shareholders, Board of Directors and Officers

Azul S.A.

Barueri - SP

Introduction

We have reviewed the interim individual and consolidated financial information of Azul S.A. (the “Company”) contained in the Quarterly Information Form - ITR form as of June 30, 2023, which comprise the statement of financial position on June 30, 2023, the statements of profit or loss and comprehensive income (loss) for the three and six-month periods then ended and the statements of changes in equity and of cash flows for the six-month period then ended, including explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the NBC TG 21 - Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with the NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

6

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2023, prepared under the responsibility of the Company management and presented as supplementary information under IAS 34. These statements have been subject to review procedures performed in conjunction with the review of the quarterly information, in order to determine whether they are reconciled with the interim financial information and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria set forth by this Standard and consistently with the individual and consolidated interim financial information taken as a whole.

São Paulo, August 10, 2023.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC SP-034519/O

Emerson Pompeu Bassetti

Accountant CRC SP-251558/O

7

AZUL S.A. Statement of financial position June 30, 2023 and December 31, 2022 (In thousands of Brazilian reais – R$)

		Parent company		Consolidated
Assets	Note	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Current assets

Cash and cash equivalents	4	2,805	8,117	616,210	668,348
Accounts receivable	6	-	-	1,351,188	1,803,998
Aircraft sublease	7	-	-	67,599	70,193
Inventories	8	-	-	722,736	721,738
Security deposits and maintenance reserves	9	7,767	8,409	1,285,984	1,025,168
Taxes recoverable	10	8,767	11,572	188,019	234,891
Derivative financial instruments	23	-	-	29,493	36,054
Prepaid expenses	11	18,277	2,089	233,530	182,891
Advances to suppliers	12	-	-	121,246	121,697
Other assets		-	-	12,292	6,958
Total current assets		37,616	30,187	4,628,297	4,871,936

Non-current assets

Long-term investments	5	-	-	742,090	733,043
Aircraft sublease	7	-	-	72,491	105,860
Security deposits and maintenance reserves	9	71	77	1,331,318	1,514,393
Derivative financial instruments	23	-	-	356	235,896
Prepaid expenses	11	-	-	188,549	319,000
Other assets		-	-	8,447	9,005
Investments	14	762,240	761,125	-	-
Property and equipment	15	-	-	1,924,587	1,953,089
Right-of-use assets	16	-	-	6,758,063	7,552,548
Intangible assets	17	-	-	1,467,798	1,426,523
Total non-current assets		762,311	761,202	12,493,699	13,849,357

Total assets		799,927	791,389	17,121,996	18,721,293

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

8

AZUL S.A. Statement of financial position June 30, 2023 and December 31, 2022 (In thousands of Brazilian reais – R$)

		Parent company		Consolidated
Liabilities and equity	Note	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Current liabilities

Loans and financing	18	-	-	1,694,457	1,112,940
Leases	19	-	-	4,641,265	4,025,948
Convertible instruments	20	12,946	14,789	12,946	14,789
Accounts payable	21	8,693	24	2,912,549	2,432,843
Reverse factoring	22	-	-	-	753,352
Airport fees		-	-	1,192,153	831,897
Air traffic liability	24	-	-	4,476,074	4,140,025
Salaries and benefits		2,622	2,485	474,426	479,412
Insurance payable		2,891	-	21,906	84,985
Taxes payable	25	473	633	129,523	193,588
Derivative financial instruments	23	-	-	120,534	69,365
Provisions	26	-	-	1,006,696	834,288
Related parties	27	5,007	-	-	-
Other liabilities		-	-	140,468	82,673
Total current liabilities		32,632	17,931	16,822,997	15,056,105

Non-current liabilities

Loans and financing	18	-	-	5,399,608	6,119,759
Leases	19	-	-	8,833,430	10,556,885
Convertible instruments	20	1,641,536	1,388,930	1,641,536	1,388,930
Accounts payable	21	-	-	436,155	516,971
Airport fees		-	-	513,275	502,872
Air traffic liability	24	-	-	26,077	-
Derivative financial instruments	23	-	-	127	175,210
Taxes payable	25	-	-	136,856	71,595
Provisions	26	-	-	2,071,153	2,408,706
Provision for loss on investment	14	18,807,759	18,392,028	-	-
Other liabilities		-	-	922,782	931,760
Total non-current liabilities		20,449,295	19,780,958	19,980,999	22,672,688

Equity	28

Issued capital		2,314,002	2,313,941	2,314,002	2,313,941
Advance for future capital increase		819	61	819	61
Capital reserve		2,010,392	1,970,098	2,010,392	1,970,098
Treasury shares		(13,085)	(10,204)	(13,085)	(10,204)
Other comprehensive income		5,281	5,281	5,281	5,281
Accumulated losses		(23,999,409)	(23,286,677)	(23,999,409)	(23,286,677)
		(19,682,000)	(19,007,500)	(19,682,000)	(19,007,500)

Total liabilities and equity		799,927	791,389	17,121,996	18,721,293

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

9

AZUL S.A. Statement of operations Periods ended June 30, 2023 and 2022 (In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Parent company
		Three-month periods ended		Six-month periods ended
	Note	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Administrative expenses		(12,202)	(12,686)	(25,818)	(35,226)
Other income and expenses		71,699	-	71,699	-

	32	59,497	(12,686)	45,881	(35,226)

Equity	14	149,385	(2,616,900)	(454,910)	(162,000)

Operating profit (loss)		208,882	(2,629,586)	(409,029)	(197,226)

Financial income		102	7,709	1,829	14,521
Financial expenses		(65,013)	(56,366)	(127,035)	(111,611)
Derivative financial instruments, net		(188,798)	310,586	(269,837)	406,761
Foreign currency exchange, net		68,735	(112,814)	91,340	74,131

Financial result	33	(184,974)	149,115	(303,703)	383,802

Net (loss) profit for the period		23,908	(2,480,471)	(712,732)	186,576

Basic (loss) earnings per common share – R$	29	0.00	(0.10)	(0.03)	0.01
Diluted (loss) earnings per common share – R$	29	0.00	(0.10)	(0.03)	0.01
Basic (loss) earnings per preferred share – R$	29	0.07	(7.13)	(2.05)	0.54
Diluted (loss) earnings per preferred share – R$	29	0.07	(7.13)	(2.05)	0.54

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

10

AZUL S.A. Statement of operations Periods ended June 30, 2023 and 2022 (In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Consolidated
		Three-month periods ended		Six-month periods ended
	Note	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Passenger revenue		3,939,865	3,558,442	8,108,165	6,401,411
Other revenues		314,330	366,321	624,358	716,393
Total revenue	31	4,254,195	3,924,763	8,732,523	7,117,804

Cost of services	32	(3,588,001)	(3,500,628)	(7,482,825)	(6,521,463)

Gross profit		666,194	424,135	1,249,698	596,341

Selling expenses		(188,778)	(163,322)	(370,766)	(295,667)
Administrative expenses		(75,690)	(55,666)	(189,887)	(134,439)
Other income and expenses		(100,509)	(68,682)	(219,797)	(179,615)
	32	(364,977)	(287,670)	(780,450)	(609,721)

Operating profit (loss)		301,217	136,465	469,248	(13,380)

Financial income		50,983	42,084	104,449	90,998
Financial expenses		(1,198,099)	(1,125,665)	(2,455,683)	(2,149,823)
Derivative financial instruments, net		(235,616)	592,506	(510,588)	898,548
Foreign currency exchange, net		1,105,423	(2,125,861)	1,679,842	1,360,233
Financial result	33	(277,309)	(2,616,936)	(1,181,980)	199,956

Net (loss) profit for the period		23,908	(2,480,471)	(712,732)	186,576

Basic (loss) earnings per common share – R$	29	0.00	(0.10)	(0.03)	0.01
Diluted (loss) earnings per common share – R$	29	0.00	(0.10)	(0.03)	0.01
Basic (loss) earnings per preferred share – R$	29	0.07	(7.13)	(2.05)	0.54
Diluted (loss) earnings per preferred share – R$	29	0.07	(7.13)	(2.05)	0.54

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

11

AZUL S.A. Statement of comprehensive (loss) income Periods ended June 30, 2023 and 2022 (In thousands of Brazilian reais – R$)

	Parent company and Consolidated
	Three-month periods ended		Six-month periods ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Net (loss) profit for the period	23,908	(2,480,471)	(712,732)	186,576

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:	-	-	-	-

Total comprehensive (loss) income	23,908	(2,480,471)	(712,732)	186,576

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

12

AZUL S.A. Statement of changes in equity Periods months ended June 30, 2023 and 2022 (In thousands of Brazilian reais – R$)

Description	Note	Issued capital	Advance for future capital increase	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

At December 31, 2021		2,290,876	120	(11,959)	1,946,471	5,799	(22,564,310)	(18,333,003)

Net profit for the period		-	-	-	-	-	186,576	186,576
						-
Total comprehensive income		-	-	-	-	-	186,576	186,576

Share buyback	28	-	-	(923)	-	-	-	(923)
Share-based payment	28/30	22,979	(52)	-	7,623	-	-	30,550

At June 30, 2022		2,313,855	68	(12,882)	1,954,094	5,799	(22,377,734)	(18,116,800)

Description	Note	Issued capital	Advance for future capital increase	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

At December 31, 2022		2,313,941	61	(10,204)	1,970,098	5,281	(23,286,677)	(19,007,500)

Net loss for the period		-	-	-	-	-	(712,732)	(712,732)

Total comprehensive income		-	-	-	-	-	(712,732)	(712,732)

Share buyback	28	-	-	(2,881)	-	-	-	(2,881)
Share-based payment	28/30	61	758	-	40,294	-	-	41,113

At June 30, 2023		2,314,002	819	(13,085)	2,010,392	5,281	(23,999,409)	(19,682,000)

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

13

AZUL S.A. Statement of cash flows Periods ended June 30, 2023 and 2022 (In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	Six-month periods ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Cash flows from operating activities
Net (loss) profit for the period	(712,732)	186,576	(712,732)	186,576
Adjustments to reconcilie net (loss) profit for the period to net cash flow
Depreciation and amortization	-	-	1,194,819	1,000,193
Derivative financial results, net	269,837	(406,761)	510,588	(898,548)
Share-based payment	-	-	42,604	(17,919)
Foreign currency exchange, net	(91,088)	(73,610)	(1,679,991)	(1,337,196)
Financial income and expenses, net	125,050	111,098	2,219,057	1,996,024
Provisions	3,192	10,702	134,121	110,523
Disposal of prepaid expenses	-	-	169,999	-
Result from modification of lease contracts lease and provision	-	-	(50,002)	(17,480)
Result on disposal, or sale of fixed assets and intangible assets	-	-	40,978	12,671
Equity	454,910	162,000	-	-
Adjusted net (loss) profit	49,169	(9,995)	1,869,441	1,034,844

Changes in operating assets and liabilities
Accounts receivable	-	-	522,793	(620,807)
Aircraft sublease	-	-	16,828	28,036
Inventories	-	-	3,935	(87,451)
Security deposits and maintenance reserves	7	(8,437)	(121,927)	(235,543)
Taxes recoverable	2,805	(237)	47,574	(47,580)
Derivative financial results, net	-	-	(122,564)	210,855
Prepaid expenses	(8,833)	(5,111)	(118,423)	(130,054)
Advances to suppliers	-	34	(924,679)	61,714
Other assets	-	(1,455)	(3,436)	(10,222)
Accounts payable	1,659	(1,084)	978,688	747,325
Airport fees	-	-	314,893	188,688
Air traffic liability	-	-	294,587	917,317
Salaries and benefits	(3,055)	(10,894)	31,374	45,935
Insurance payable	2,891	6,239	(54,169)	(54,334)
Taxes payable	(160)	2,762	(1,136)	(64,754)
Provisions	-	-	(249,132)	(83,983)
Other liabilities	-	-	(2,967)	(195,920)

Total changes in operating assets and liabilities	(4,686)	(18,183)	612,239	669,222

Interest paid	(52,591)	(50,725)	(845,257)	(680,199)

Net cash provided (used) by operating activities	(8,108)	(78,903)	1,636,423	1,023,867

Cash flows from investing activities
Short-term investments
Acquisition of short-term investments	-	-	-	(500)
Redemption of short-term investments	-	-	-	1,076
Payment for acquisition of subsidiary	-	-	-	(30,317)
Acquisition of intangible assets	-	-	(92,525)	(72,842)
Acquisition of property and equipment	-	-	(102,727)	(16,650)
Acquisition of capitalized maintenance	-	-	(108,358)	(440,628)
Net cash used by investing activities	-	-	(303,610)	(559,861)

Cash flows from financing activities
Loans and financing
Proceeds	-	-	902,252	187,692
Repayment	-	-	(565,030)	(165,611)
Payment of costs with capture	-	-	(15,493)	-
Reverse factoring	-	-	(727,368)	(160,919)
Related parties	5,007	-	-	-
Lease payment	-	-	(975,146)	(1,379,893)
Advance for future capital increase	819	68	819	68
Capital increase	-	22,859	-	22,859
Treasury shares	(2,881)	(923)	(2,881)	(923)
Net cash provided (used) by financing activities	2,945	22,004	(1,382,847)	(1,496,727)

Exchange rate changes on cash and cash equivalents	(149)	(1,267)	(2,104)	(7,450)

Decrease in cash and cash equivalents	(5,312)	(58,166)	(52,138)	(1,040,171)

Cash and cash equivalents at the beginning of the period	8,117	293,557	668,348	3,073,799
Cash and cash equivalents at the end of the period	2,805	235,391	616,210	2,033,628

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

14

AZUL S.A. Statement of value added Periods ended June 30, 2023 and 2022 (In thousands of Brazilian reais – R$)

		Parent company		Consolidated
		Six-month periods ended
	Note	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Gross sales revenue
Passenger revenue	31	-	-	8,120,213	6,596,065
Other revenues	31	-	-	707,732	792,229
Allowance for expected credit losses	6	-	-	(2,648)	(468)
		-	-	8,825,297	7,387,826
Inputs acquired from third parties
Aircraft fuel	32	-	-	(3,011,619)	(2,887,157)
Materials, energy, third-party services and others		61,445	(17,142)	(2,882,154)	(2,189,639)
Insurances	32	-	-	(26,463)	(38,754)
		61,445	(17,142)	(5,920,236)	(5,115,550)

Gross value added		61,445	(17,142)	2,905,061	2,272,276

Retentions
Depreciation and amortization	32	-	-	(1,194,819)	(1,000,193)

Net value added		61,445	(17,142)	1,710,242	1,272,083

Value added received in transfers

Equity	14	(454,910)	(162,000)	-	-
Financial income	33	1,829	14,521	104,449	90,998
		(453,081)	(147,479)	104,449	90,998

Value added to be distributed		(391,636)	(164,621)	1,814,691	1,363,081

Personnel (a)		14,406	17,076	972,537	766,516

Salaries		9,337	4,768	765,625	644,694
Benefits		4,783	12,043	138,419	60,639
F.G.T.S.		286	265	68,493	61,183

Taxes, fees and contributions		1,158	1,008	193,908	351,528

Federal		1,158	508	166,261	321,196
State		-	-	24,836	22,376
Municipal		-	500	2,811	7,956

Third party capital		305,532	(369,281)	1,360,978	58,461

Financial expenses	33	127,035	111,611	2,455,683	2,149,823
Derivative financial instruments, net	33	269,837	(406,761)	510,588	(898,548)
Foreign currency exchange, net	33	(91,340)	(74,131)	(1,679,842)	(1,360,233)
Rentals		-	-	74,549	167,419

Own capital		(712,732)	186,576	(712,732)	186,576

Net (loss) profit for the period		(712,732)	186,576	(712,732)	186,576

(a)	Not including INSS in the amount of R$900 in the parent company and R$133,391 in the consolidated.

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

15

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

1.	OPERATIONS

Azul S.A. (“Azul”), together with its subsidiaries (“Company”) is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). The Azul was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies since the beginning of its operations on December 15, 2008.

The Azul carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which hold authorization from government authorities to operate as airlines.

The Azul shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL, respectively.

The Azul is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.

1.1	Organizational structure

The Company organizational structure as of June 30, 2023 is as follows:

16

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The table below lists the operational activities in which the Azul subsidiaries are engaged, as well as the changes in ownership that occurred in period, when applicable.

				% equity interest
Company	Type of investment	Main activity	Country	June 30, 2023	December 31, 2022
Azul IP Cayman Holdco Ltd.	Direct	Holding of equity interests in other companies	USA	24.8%	-
Azul IP Cayman Ltd.	Indirect	Intellectual property owner	USA	100.0%	-
IntelAzul S.A.	Direct	Frequent-flyer program	Brazil	100.0%	100.0%
Azul IP Cayman Holdco Ltd.	Indirect	Holding of equity interests in other companies	USA	25.0%	-
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	Brazil	100.0%	100.0%
Azul IP Cayman Holdco Ltd.	Indirect	Holding of equity interests in other companies	USA	25.0%	-
Azul Conecta Ltda. (Conecta)	Indirect	Airline operations	Brazil	100.0%	100.0%
ATS Viagens e Turismo Ltda.	Indirect	Travel packages	Brazil	99.9%	99.9%
ATSVP Viagens Portugal, Unipessoal LDA	Indirect	Travel packages	Portugal	100.0%	-
Azul IP Cayman Holdco Ltd.	Indirect	Holding of equity interests in other companies	USA	25.0%	-
Cruzeiro Participações S.A	Indirect	Holding of equity interests in other companies	Brazil	99.9%	99.9%
Azul Investments LLP	Indirect	Funding	USA	100.0%	100.0%
Azul SOL LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Azul Finance LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Azul Finance 2 LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Blue Sabiá LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Canela Investments LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Canela Turbo Three LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Azul Saira LLC	Indirect	Aircraft financing	USA	100.0%	100.0%
Azul Secured Finance LLP	Indirect	Funding	USA	100.0%	-

The company ATSVP Viagens Portugal Unipessoal LDA was incorporated on March 1, 2023, the Azul Secured Finance LLP (“Azul Secured”) on May 25, 2023 and the companies Azul IP Cayman Holdco Ltd (“Azul Cayman Holdco”) and Azul IP Cayman Ltd (“Azul Cayman”) on June 16, 2023.

1.2	Capital structure and net working capital

The Company's Management, together with the Board of Directors, constantly monitors the Company's liquidity position and cash projections as well as any factors that may affect the ability to generate revenue and the Company's ability to honor the financial commitments assumed.

The variation in consolidated net working capital and equity is presented below:

Description	June 30, 2023	December 31, 2022	Variation

Net working capital	(12,194,700)	(10,184,169)	(2,010,531)
Equity	(19,682,000)	(19,007,500)	(674,500)

The variation in the balance of net working capital is mainly due to:

•	decrease of R$52,138 in cash and cash equivalents, result (i) of payments of R$2,267,544 related to loans, financing, leases and reverse factoring (ii) offset by funding payments related to the investment activities of R$902,252 and (iii) by operating cash generation of R$1,636,423;

17

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

•	increase in accounts payable and airport fees result of payment term extension in the amount of R$839,962; and.

•	transfers from non-current to current, mainly in the account “Loans and financing”, “Leases” and “Provision for return of aircraft and engines”.

The increase in the negative position of shareholders' equity is mainly due to the financial result of the Company, which exceeds the operating profit by R$712,732.

Since the beginning of 2023, the Company's Management has been carrying out a process of restructuring its debts, and by the date of publication of this quarterly information, the following renegotiations were finalized:

On July 11, 2023, the Company renegotiated with certain suppliers the amount of R$365,817, under the following conditions:

Renegotiated conditions	Values

The amount was paid in 36 monthly installments, with interest of 7.5% p.a. and the start of payments on January 1, 2025.	83,236

The amount will be included in a debt (Notes) to be issued by the Company, with maturity on June 30, 2030, with interest of 7.5% p.a., to be amortized semi-annually.	226,065

The amount will be settled by an instrument that provides for quarterly settlement in cash or shares, starting in December 2024.	56,516

Total	365,817

On July 14, 2023, the Company, through its subsidiary Azul Secured, completed the exchange of existing debt securities with the aim of obtaining an extension of maturities. The conditions of such renegotiations are detailed below:

	Original conditions				Renegotiated conditions
Description	Value	Average nominal rate p.a.	Maturity	% of renegotiation	Value	Average nominal rate p.a.	Maturity
Senior notes – 2024	US$400 million	5.9%	Oct-24	74%	US$294 million	11.5%	May-29
Senior notes – 2026	US$600 million	7.3%	Jun-26	95%	US$568 million	10.9%	May-30

Also on that date, the Company concluded the renegotiation referring to the extension of the term of the convertible debentures, as follows:

	Original conditions
Description	Value in June 30, 2023	Average nominal rate p.a.	Maturity	Payment in Aug-23	Award	Remaining amount	Average nominal rate p.a.	Maturity
Convertible debentures	1,686,952	6.0%	Oct-25	524,811	104,962	1,162,141	12.5%	Oct-28

The conversion price of the debentures will correspond to the average of the 20 trading sessions that will take place in the period subsequent to the end of the renegotiation.

The amounts shown in the tables above do not include funding costs incurred.

18

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

On July 20, 2023, the Company, through its subsidiary Azul Secured, finalized a private offering of senior debt securities with priority guarantee, maturing in 2028, with a coupon of 11.9% p.a. in the amount of US$800 million ("Notes"). The accrued interest will be paid quarterly, starting November 28, 2023.

Liquid proceeds will be used to pay certain debts, obligations and other corporate purposes.

The accounting impacts to be recorded in a subsequent period arising from such operations are presented below:

Description	Values
Banks	3,715,850
Senior notes - 2028	3,831,040
Funding costs to be appropriated (*)	(115,190)

(*) Includes funding costs captured up to July 31, 2023.

The Company's Management has been restructuring debts the Company’s as per note 36.

Management performed too an evaluation and concluded that the Company is able to continue as a going concern and meet its obligations as they fall due. This evaluation is based on the Company's business plan approved by the Board of Directors on December 8, 2022. The business plan includes future actions, macroeconomic and aviation sector assumptions, such as: recovery in demand for air transport, estimates of exchange rates and fuel prices. The Company's Management monitors and informs the Board of Directors about the performance achieved in relation to the approved plan.

Based on this conclusion, these interim condensed individual and consolidated financial statements have been prepared based on the principle of going concern.

1.3	Seasonality

The Company’s operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays, in January and July respectively, and in the last two weeks of December, which corresponds to the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between the quarters of the fiscal year. It should be noted that the COVID-19 pandemic impacted the behavior related to the frequency of travels of the Company’s customers, in the first quarter of 2022, thus impacting the accumulated result for 6 months presented for comparative purposes.

19

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

2.	DECLARATION OF MANAGEMENT, BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONDENSED INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

The Company’s interim condensed individual and consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The accounting practices adopted in Brazil include those included in the Brazilian corporation law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s interim condensed individual and consolidated financial statements have been prepared based on the real (“R$”) as a functional and presentation currency and are expressed in thousands of reais, unless otherwise indicated.

The preparation of the Company's interim condensed individual and consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities. However, the uncertainty related to these judgments, assumptions and estimates can lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

The Company reviews its judgments, estimates, and assumptions on an ongoing basis. When preparing these interim condensed individual and consolidated financial statements, Management used the following disclosure criteria to understand the changes observed in the Company's equity, economic and financial position and in its performance, since the end of the last fiscal year ended December 31, 2022, disclosed on March 6, 2023: (i) regulatory requirements; (ii) relevance and specificity of the information on the Company's operations to users; (iii) informational needs of users of the interim condensed individual and consolidated financial statements; and (iv) information from other entities participating in the passenger air transport market.

During the six months ended June 30, 2023, there were no impacts related to changes in accounting estimates and/or provisions that were not described in these interim condensed individual and consolidated financial statements.

Management confirms that all relevant information specific to the interim condensed individual and consolidated financial statements, is presented and corresponds to that used by Management when carrying out its business management activities.

In order to ensure a better presentation and comparability of balances, some reclassifications were carried out in the statement of cash flows for the previous year.

	June 30, 2022
Liabilities and equity	As reported	Reclassifications	As reclassified
Changes in operating assets and liabilities

Reverse factoring	(160,919)	160,919	-

Cash flows from financing activities

Reverse factoring	-	(160,919)	(160,919)

Total	(160,919)	-	(160,919)

20

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The interim condensed individual and consolidated financial statements have been prepared based on the historical cost, except for the following material items recognized in the statements of financial position:

At fair value:

•     Short-term investments classified as cash and cash equivalents;

•     Short-term investments mainly comprised of TAP Bond;

•     Derivative financial instruments; and

•     Debenture conversion right.

Other:

•     Investments accounted for under the equity method.

2.1	Approval and authorization for issue of the interim condensed individual and consolidated financial statements

The approval and authorization for issue of these interim condensed individual and consolidated financial statements occurred at the Board of Directors’ meeting held on August 10, 2023.

3.	SIGNIFICANT ACCOUNTING POLICIES

The interim condensed individual and consolidated financial statements was prepared based on the policies, practices and methods of calculating votes adopted and presented in detail in the annual financial statements of December 31, 2022 and disclosed on March 6, 2023 and, therefore, should be read together.

3.1	New accounting standards and pronouncements not yet adopted

In June 2023, the International Sustainability Standards Board (“ISSB”) issued the following standards with effect for periods beginning January 1, 2024:

•	IFRS S1 – General Requirements for Disclosure of Financial Information Related to Sustainability; and

•	IFRS S2 – Climate-Related Disclosures.

3.2	Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are translated based on the exchange rate in effect at the reporting date, and any difference resulting from currency translation is recorded under the line item “Foreign currency exchange, net” in the statement of operations.

21

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The exchange rates to Brazilian reais at the date of these interim condensed individual and consolidated financial statements are as follows:

	Final exchange rates
Description	June 30, 2023	December 31, 2022	Variation %

U.S. dollar	4.8192	5.2177	-7.6%
Euro	5.2626	5.5694	-5.5%

	Average exchange rates
	Three-month periods ended			Six-month periods ended
Description	June 30, 2023	June,30 2022	Variation %	June 30, 2023	June 30, 2022	Variation %

U.S. dollar	4.9485	4.9266	0.4%	5.0744	5.0782	-0.1%
Euro	5.3867	5.2409	2.8%	5.4831	5.5568	-1.3%

4.	CASH AND CASH EQUIVALENTS

		Parent company		Consolidated
Description	Weighted average rate p.a.	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Cash and bank deposits	-	1,280	5,784	65,276	101,737
Cash equivalents:
Bank Deposit Certificate - CDB	60.9% do CDI	160	2,333	511,576	352,971
Repurchase agreements	88.4% do CDI	1,365	-	36,915	210,443
Time Deposit - TD (a)	3.5%	-	-	2,443	2,616
Others	-	-	-	-	581
		2,805	8,117	616,210	668,348
(a)	Investment in U.S. dollar.

5.	LONG-TERM INVESTMENTS

			Consolidated
Description	Weighted average rate p.a.	Maturity	June 30, 2023	December 31, 2022

TAP Bond	7.5%	Sep-26	742,090	733,043

			742,090	733,043

22

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

6.	ACCOUNTS RECEIVABLE

	Consolidated
Description	June 30, 2023	December 31, 2022

Local currency

Credit card companies	344,682	1,109,197
Cargo and travel agencies	362,168	282,438
Travel package financing entities	117,518	135,168
TudoAzul Program partners	287,572	69,035
Others	59,402	41,973

Total local currency	1,171,342	1,637,811

Foreign currency

Credit card companies	16,955	15,913
Reimbursement receivable for maintenance reserves	59,848	78,801
Airline partner companies	32,020	39,612
Clearinghouse - agencies and cargo	29,509	26,363
Others	68,246	29,582

Total foreign currency	206,578	190,271

Total	1,377,920	1,828,082

Allowance for expected credit losses	(26,732)	(24,084)

Total net	1,351,188	1,803,998

In Brazil, credit card receivables are not exposed to credit risk of the cardholder. The balances can easily be converted into cash, when necessary, by discounting of these receivables with credit card companies.

During the six months ended June 30, 2023, the Company discounted accounts receivable of R$6,020,621 from accounts receivable from credit card companies, with no right of recourse.

As of June 30, 2023, the balance of accounts receivable are net of R$2,896,160 due to such anticipations (R$1,735,432 on December 31, 2022).

The breakdown of accounts receivable by maturity, net of allowance for expected losses, is as follows:

	Consolidated
Description	June 30, 2023	December 31, 2022

Not past due	1,168,442	1,644,019
Over 1 to 90 days	69,907	68,631
Over 90 days	112,839	91,348

Total	1,351,188	1,803,998

Until July 31, 2023, out of the total amount past due within 90 days, R$23,290 had already been received.

23

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

Of the receivables past due for more than 90 days, approximately R$83,345 refer to receivables for lessor arranged under the headings of “reimbursement receivable for maintenance reserves” and “others” in foreign currency, and Management does not expect to incur losses on such operations as it has obligations to pay for them. The Company is negotiating to recover these amounts or offset them against lease obligations. Therefore, we conclude that the allowance for expected credit losses is adequately estimated.

The movement of the allowance for expected losses is as follows:

	Consolidated
Description	June 30, 2023	December 31, 2022

Balances at the beginning of the period	(24,084)	(17,817)
(Additions) and reversal	(2,654)	(6,583)
Write-off of uncollectible amounts	6	316

Balances at the end of the period	(26,732)	(24,084)

7.	AIRCRAFT SUBLEASE

	Consolidated
Description	June 30, 2023	December 31, 2022

2023	52,760	89,293
2024	65,019	70,396
2025	46,299	50,127
2026	7,344	7,951

Gross sublease	171,422	217,767
Accrued interest	(16,669)	(25,838)
Provision for losses	(14,663)	(15,876)
Net sublease	140,090	176,053

Current	67,599	70,193
Non-current	72,491	105,860

8.	INVENTORIES

	Consolidated
Description	June 30, 2023	December 31, 2022

Maintenance materials and parts	738,477	741,101
Flight attendance and uniforms	20,611	21,922
Provision for losses	(36,352)	(41,285)
Total net	722,736	721,738

24

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

Set out below is the movement of the provision for inventory losses:

	Consolidated
Description	June 30, 2023	December 31, 2022

Balances at the beginning of the period	(41,285)	(38,935)
Additions	(10,626)	(5,652)
Reversal	15,559	3,302
Balances at the end of the period	(36,352)	(41,285)

9.	SECURITY DEPOSITS AND MAINTENANCE RESERVES

	Parent company		Consolidated
Description	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Security deposits	7,838	8,486	346,399	374,960
Maintenance reserves	-	-	2,646,432	2,610,943

Total	7,838	8,486	2,992,831	2,985,903

Additions and reversal for provision	-	-	(375,529)	(446,342)

Total net	7,838	8,486	2,617,302	2,539,561

The movement of security deposits and maintenance reserves is as follows:

	Parent company	Consolidated
Description	Security deposits	Security deposits	Maintenance reserves	Total

At December 31, 2022	8,486	374,960	2,164,601	2,539,561

Additions	81	63,796	353,013	416,809
Transfers	(88)	(69,823)	(47,125)	(116,948)
Additions and reversal for provision	-	-	35,993	35,993
Loss	-	-	(64,623)	(64,623)
Foreign currency exchange	(641)	(22,534)	(170,956)	(193,490)

At June 30, 2023	7,838	346,399	2,270,903	2,617,302

At June 30, 2023
Current	7,767	76,755	1,209,229	1,285,984
Non-current	71	269,644	1,061,674	1,331,318

At December 31, 2022
Current	8,409	77,241	947,927	1,025,168
Non-current	77	297,719	1,216,674	1,514,393

25

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The movement of the allowance for maintenance reserves losses is as follows:

	Consolidated
Description	June 30, 2023	December 31, 2022

Balances at the beginning of the period	446,342	459,643
Additions	28,631	74,691
Reversals	(64,624)	(59,581)
Foreign currency exchange	(34,820)	(28,411)

Balances at the end of the period	375,529	446,342

10.	TAXES RECOVERABLE

	Parent company		Consolidated
Description	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

PIS and COFINS	-	-	95,303	135,176
IRRF	8,098	8,064	46,768	39,528
IRPJ and CSLL	669	3,508	14,707	29,359
ICMS	-	-	21,761	21,661
Others	-	-	9,480	9,167

	8,767	11,572	188,019	234,891

11.	PREPAID EXPENSES

	Parent company		Consolidated
Description	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Insurances	8,125	2,089	50,681	82,501
Maintenance	-	-	186,528	304,927
Commissions	-	-	47,449	69,856
Others	10,152	-	137,421	44,607

Total	18,277	2,089	422,079	501,891

Current	18,277	2,089	233,530	182,891
Non-current	-	-	188,549	319,000

The variation "Maintenance” mainly refers to the end of contract, the effect accounted for under “Other” in the statement of operations.

The variation in "Others" mainly refers to expenses related to the Company's restructuring plan.

26

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

12.	ADVANCE TO SUPPLIERS

	Consolidated
Description	June 30, 2023	December 31, 2022

Local currency	72,068	90,810
Foreign currency	49,178	30,887
	121,246	121,697

13.	INCOME TAX AND CONTRIBUTION

13.1	Breakdown of deferred taxes

	Consolidated
Description	December 31, 2022	Profit or loss	June 30, 2023

Temporary differences liabilities

Breakage	(176,884)	(22,963)	(199,847)
Others	(516)	(94)	(610)

	(177,400)	(23,057)	(200,457)

Temporary differences assets	177,400	23,057	200,457

Total	-	-	-

13.2	Reconciliation of the effective income tax rate

	Parent company
	Three-month periods ended		Six-month periods ended
Description	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Profit (loss) before income tax and social contribution	23,908	(2,480,471)	(712,732)	186,576
Combined nominal tax rate	34%	34%	34%	34%
Taxes calculated at nominal rates	(8,129)	843,360	242,329	(63,436)

Adjustments to determine the effective rate
Equity	50,791	(889,746)	(154,669)	(55,080)
Unrecorded and (recorded) benefit on tax losses and temporary differences	34,032	(49,035)	28,446	85
Mark to market of convertible instruments	(64,191)	105,599	(91,744)	138,298
Permanent differences	(12,503)	(10,178)	(24,362)	(19,867)
	-	-	-	-

27

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Profit (loss) before income tax and social contribution	23,908	(2,480,471)	(712,732)	186,576
Combined nominal tax rate	34%	34%	34%	34%
Taxes calculated at nominal rates	(8,129)	843,360	242,329	(63,436)

Adjustments to determine the effective rate
Result from investments not taxed abroad	17,042	116,731	70,428	78,878
Unrecorded and (recorded) benefit on tax losses and temporary differences	73,184	(1,137,753)	(229,950)	(263,320)
Mark to market of convertible instruments	(64,191)	105,599	(91,744)	138,298
Permanent differences	(16,727)	62,176	436	100,583
Rate differential	30	12,649	10,919	12,649
Others	(1,209)	(2,762)	(2,418)	(3,652)
	-	-	-	-

The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits, as follows:

	Parent company		Consolidated
Description	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Tax losses and negative bases	441,951	437,395	13,535,513	12,863,038

Tax loss (25%)	110,488	109,349	3,383,878	3,215,760
Negative social contribution base (9%)	39,776	39,366	1,218,196	1,157,673

14.	INVESTMENTS

14.1	Direct investments

	Company equity interest
Description	Paid-up capital	Voting capital	Equity

At December 31, 2022
ALAB	100%	100%	(18,392,028)
IntelAzul	100%	100%	(19,866)
Goodwill – IntelAzul	-	-	780,991
Total			(17,630,903)

At June 30, 2023
ALAB	100%	100%	(18,807,759)
IntelAzul	100%	100%	(18,751)
Goodwill – IntelAzul	-	-	780,991
Total			(18,045,519)

28

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

14.2	Movement of the investments

Description	ALAB	IntelAzul	Total

At December 31, 2022	(18,392,028)	761,125	(17,630,903)

Equity	(456,025)	1,115	(454,910)
Share-based payment	40,294	-	40,294

At June 30, 2023	(18,807,759)	762,240	(18,045,519)

Investments			762,240
Provision for loss on investment			(18,807,759)

During the first semester of 2023, there was no capital contribution in Azul Cayman Hold Co.

15.	PROPERTY AND EQUIPMENT

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	Transfers (b)	June 30, 2023

Cost
Aircraft (a)		2,656,771	95,811	(39,110)	1,308	2,714,780
Buildings and improvements		524,075	8,902	(18,377)	160	514,760
Equipment and facilities		222,482	18,297	(1,250)	-	239,529
Others		32,205	1,091	-	-	33,296
Construction in progress		44,243	6,940	-	(14,445)	36,738
Advance payments for acquisition of aircraft		109,487	25,751	-	-	135,238
		3,589,263	156,792	(58,737)	(12,977)	3,674,341

Depreciation
Aircraft (a)	8%	(965,066)	(110,582)	11,047	-	(1,064,601)
Buildings and improvements	7%	(214,411)	(19,385)	18,327	-	(215,469)
Equipment and facilities	11%	(151,732)	(12,141)	545	-	(163,328)
Others	9%	(25,888)	(1,391)	-	-	(27,279)
		(1,357,097)	(143,499)	29,919	-	(1,470,677)

Property and equipment		2,232,166	13,293	(28,818)	(12,977)	2,203,664

Impairment		(279,077)	-	-	-	(279,077)

Total property and equipment, net		1,953,089	13,293	(28,818)	(12,977)	1,924,587

(a)   Includes aircraft, engines, simulators and aircraft equipment.

(b)   The balances of transfers are between “Property and equipment”, “Right-of-use assets” and “Intangible” groups.

29

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

16.	RIGHT-OF-USE ASSETS

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	Modifications (c)	Transfers (b)	June 30, 2023

Cost
Aircraft (a)		12,753,324	473,701	(523,326)	(519,286)	10,157	12,194,570
Maintenance of aircraft and engines		1,938,788	142,481	(163,532)	(23,857)	2,628	1,896,508
Restoration of aircraft and engines		1,819,438	143,110	(23,546)	(105,336)	-	1,833,666
Others		226,621	7,638	-	56,952	-	291,211
		16,738,171	766,930	(710,404)	(591,527)	12,785	16,215,955

Depreciation
Aircraft (a)	7%	(7,228,226)	(459,612)	523,326	-	-	(7,164,512)
Maintenance of aircraft and engines	18%	(1,159,612)	(171,182)	152,157	-	-	(1,178,637)
Restoration of aircraft and engines	35%	(628,522)	(317,018)	23,546	-	-	(921,994)
Others	21%	(58,914)	(23,486)	-	-	-	(82,400)
		(9,075,274)	(971,298)	699,029	-	-	(9,347,543)

Right-of-use assets		7,662,897	(204,368)	(11,375)	(591,527)	12,785	6,868,412

Impairment		(110,349)	-	-	-	-	(110,349)

Right-of-use assets, net		7,552,548	(204,368)	(11,375)	(591,527)	12,785	6,758,063

(a)   Includes aircraft, engines and simulators.

(b)   The balances of transfers are between “Property and equipment”, “Right-of-use assets” and "Intangible” groups.

(c)   Refers mainly to the renegotiation of 4 A350 model aircraft.

17.	INTANGIBLE ASSETS

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2022	Acquisitions	Write-offs	Transfers (a)	June 30, 2023

Cost
Goodwill	-	901,417	-	-	-	901,417
Slots	-	126,547	-	-	-	126,547
Software and software development	-	946,516	122,834	(785)	192	1,068,757
		1,974,480	122,834	(785)	192	2,096,721

Amortization
Software	17%	(547,957)	(80,966)	-	-	(628,923)
		(547,957)	(80,966)	-	-	(628,923)

Total intangible assets, net		1,426,523	41,868	(785)	192	1,467,798

(a)	The balances of transfers are between “Property and equipment”, “Right-of-use assets” and "Intangible” groups.

30

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.	LOANS AND FINANCING

Consolidated
Description	Average nominal rate p.a.	Maturity	December 31, 2022	Funding (–) costs	Transfers (a)	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Amortized cost	June 30, 2023

In foreign currency – US$

Senior notes – 2024	5.9%	Oct-24	2,097,402	-	-	-	(59,470)	58,916	(160,048)	3,023	1,939,823
Senior notes – 2026	7.3%	Jun-26	3,095,665	-	-	-	(105,405)	108,034	(240,654)	6,166	2,863,806

Aircraft and engines		Aug-26	-	-	14,464	-	-	768	(768)	-	14,464
	7.5%	Mar-29	730,673	-	-	(78,885)	(22,693)	24,246	(56,266)	3,489	600,564

Others	1.0%	Jun-25	551	-	-	(113)	(2)	2	(44)	-	394
			5,924,291	-	14,464	(78,998)	(187,570)	191,966	(457,780)	12,678	5,419,051

In local currency - R$

Working capital	CDI +5.2%	Feb-24	496,997	301,098	-	(282,270)	(44,086)	44,330	-	198	516,267
		Sep-25	2,675	-	-	(591)	(93)	202	-	-	2,193

Debentures	CDI + 5.5%	Dec-28	747,170	585,661	-	(191,530)	(80,811)	44,685	-	2,144	1,107,319

Aircraft and engines	Selic + 5.5%	May-25	19,284	-	-	(2,348)	(2,261)	1,601	-	10	16,286
	6.2%	Mar-27	42,282	-	-	(9,293)	(1,217)	1,125	-	52	32,949
			1,308,408	886,759	-	(486,032)	(128,468)	91,943	-	2,404	1,675,014

Total in R$			7,232,699	886,759	14,464	(565,030)	(316,038)	283,909	(457,780)	15,082	7,094,065

Current			1,112,940								1,694,457
Non-current			6,119,759								5,399,608

(a)   The balance of transfers are between “Loans and financing” and “Leases” groups.

31

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.1        Schedule of amortization of debt

	Consolidated
Description	June 30, 2023	December 31, 2022

2023	1,135,604	1,112,940
2024	2,549,441	2,397,036
2025	201,177	234,919
2026	2,988,668	3,306,081
2027	107,742	172,205
After 2027	111,433	9,518
	7,094,065	7,232,699

Current	1,694,457	1,112,940
Non-current	5,399,608	6,119,759

18.2	New fundin

18.2.1	Working capital

During the first quarter, the subsidiary ALAB raised R$302,252 at costs of R$1,154, a rate equivalent to CDI+6.4% p.a. and a single payment of interest and principal in June 2023. During the second quarter, the postponement of the payment period to September 2023 and the interest rate to CDI+6.5% p.a. were renegotiated. In July 2023 the balance was paid in advance.

18.2.2	Debentures

During the second quarter, the subsidiary ALAB granted the 11th issue of simple debentures, non-convertible into shares, of the type with real guarantee, with additional personal guarantee, in a single series, in the total amount of R$600,000, with unit face value of R$1, costs of R$11,872, rate equivalent to CDI+6.0% p.a. and due on June 1, 2024. The proceeds will be fully and exclusively used to pay for the supply of aviation fuel.

18.3	Renegotiation

18.3.1	Debentures

During the first quarter, the subsidiary ALAB renegotiated the terms of the debentures, with costs of R$2,467 in order to extend the maturity date from December 20, 2027 to December 20, 2028, there was no change in interest rates.

18.3.2	Aircraft and engines

During the first quarter, the subsidiary ALAB renegotiated the deferral of the payment from March 31, 2023 to December 31, 2023 of an installment in the amount of R$194,330, changing the weighted average rate from 6.5% p.a. to 7.4% p.a. Linked to this renegotiation, in the second quarter, the weighted average rate of the entire contract was renegotiated, changing from 7.4% p.a. to 8.6% p.a.

32

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.4	Covenants

The Company has restrictive clauses covenants in some of its loan and financing agreements, as disclosed in the annual financial statements of December 31, 2022.

In the second quarter of 2023, the Company complied with all covenants.

33

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.	LEASES

Consolidated

Description	Average remaining term	Weighted average rate	December 31, 2022	Additions	Modifications	Payments	Interest incurred	Transfers (b)	Foreign currency exchange	June 30, 2023

Lease without purchase option:
Aircraft (a)	7.3	21.3%	13,585,810	487,332	(546,366)	(1,131,733)	1,228,999	76,351	(1,039,115)	12,661,278
Others	4.8	10.1%	185,527	7,638	56,952	(24,422)	8,737	-	(10,465)	223,967
Lease with purchase option:
Aircraft (a)	5.4	22.0%	811,496	-	(31,107)	(102,640)	53,288	(90,815)	(50,772)	589,450

Total			14,582,833	494,970	(520,521)	(1,258,795)	1,291,024	(14,464)	(1,100,352)	13,474,695

Current			4,025,948							4,641,265
Non-current			10,556,885							8,833,430

(a)       Includes aircraft, engines and simulators.

(b)       The balance of transfers is between the “Loans and financing” and “Leases” groups.

34

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.1	Schedule of amortization of leases

	Consolidated
Description	June 30, 2023	December 31, 2022

2023	3,001,303	4,387,911
2024	3,772,814	4,162,958
2025	3,304,843	3,579,587
2026	2,967,701	3,237,509
2027	2,625,641	2,909,201
After 2027	7,739,650	8,512,031
Minimum lease payments	23,411,952	26,789,197

Financial charges	(9,937,257)	(12,206,364)

Present value of minimum lease payments	13,474,695	14,582,833

Current	4,641,265	4,025,948
Non-current	8,833,430	10,556,885

19.2	Covenants

The Company has covenants in some of its lease agreements, as disclosed in the annual financial statements as of December 31, 2022.

These conditions will be verified only December 31, 2023, therefore, the related debt is still classified in these interim condensed individual and consolidated financial statements according to the original contractual terms.

20.	CONVERTIBLE INSTRUMENTS

Parent Company and Consolidated
Description	Average nominal rate p.a.	Maturity	December 31, 2022	Variation of conversion right	Payment of interest	Interest incurred	Foreign currency exchange	Amortized cost	June 30, 2023

In foreign currency – US$

Convertible debentures	6.0%	Oct-25	1,403,719	269,837	(52,591)	122,608	(91,532)	2,441	1,654,482

Total in R$			1,403,719	269,837	(52,591)	122,608	(91,532)	2,441	1,654,482

Current			14,789						12,946
Non-current			1,388,930						1,641,536

Contains the right to convert the debt into shares of the Company in the amount of R$386,808 (R$116,971 on December 31, 2022).

35

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

20.1        Schedule of amortization of convertible instruments

	Parent Company and Consolidated
Description	June 30, 2023	December 31, 2022

2023	12,946	14,789
2025	1,641,536	1,388,930
	1,654,482	1,403,719

Current	12,946	14,789
Non-current	1,641,536	1,388,930

21.	ACCOUNTS PAYABLE

	Parent company		Consolidated
Description	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Local currency	3,680	24	1,811,994	1,857,583
Foreign currency	5,013	-	1,536,710	1,092,231
	8,693	24	3,348,704	2,949,814

Current	8,693	24	2,912,549	2,432,843
Non-current	-	-	436,155	516,971

22.	REVERSE FACTORING

Description	Consolidated

At December 31, 2022	753,352

Interest incurred	12,258
Interest paid	(38,242)
Payment	(727,368)

At June 30, 2023	-

36

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

23.	DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
	Derivatives not designated as hedge accounting
Changes in fair value	Interest rate swap	Forward - fuel	Option fuel	Forward - foreign currency	Conversion right debentures (a)	Total

At December 31, 2022	(179,170)	(28,701)	-	235,246	(116,971)	(89,596)
	-	-	-	-	-	-
Gains (losses) recognized in result	(34,075)	(191,758)	9,634	(24,552)	(269,837)	(510,588)
Payments (receipts)	213,245	109,636	10,377	(210,694)	-	122,564

At June 30, 2023	-	(110,823)	20,011	-	(386,808)	(477,620)

Rights with current derivative financial instruments	-	596	28,897	-	-	29,493
Rights with non-current derivative financial instruments	-	356	-	-	-	356
Obligations with current derivative financial instruments	-	(111,648)	(8,886)	-	-	(120,534)
Obligations with non-current derivative financial instruments	-	(127)	-	-	-	(127)
Long-term loans and financing	-	-	-	-	(386,808)	(386,808)
	-	-	-	-	-	-
	-	(110,823)	20,011	-	(386,808)	(477,620)

(a) Balance recorded in the parent company.

24.	AIR TRAFFIC LIABILITY

	Consolidated
Description	June 30, 2023	December 31, 2022

Air traffic liability	5,089,936	4,660,271
Breakage	(587,785)	(520,246)
	4,502,151	4,140,025

Average use term	57 days	48 days

Current	4,476,074	4,140,025
Non-current	26,077	-

The balance classified as non-current refers to the TudoAzul points program.

25.	TAXES PAYABLE

	Parent company		Consolidated
Description	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Government installment payment program	-	-	179,084	96,547
PIS and COFINS	142	2	22,217	55,385
IRRF	281	535	39,751	49,906
Import taxes	50	96	16,288	15,189
Others	-	-	9,039	48,156

	473	633	266,379	265,183

Current	473	633	129,523	193,588
Non-current	-	-	136,856	71,595

During the six months ended June 30, 2023, the Company installment federal taxes in 60 months through Government installment payment program.

37

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

26.	PROVISIONS

26.1	Breakdown of provisions

	Consolidated
Description	Return of aircrafts and engines (a)	Tax, civil, labor and other risks	Post-employment benefit	Total

At December 31, 2022	2,675,266	560,727	7,001	3,242,994

Additions	143,109	129,469	58	272,636
Contractual lease modifications	(121,008)	-	-	(121,008)
Payments	(139,240)	(109,892)	-	(249,132)
Interest incurred	130,544	9,803	380	140,727
Foreign currency exchange	(208,368)	-	-	(208,368)

At June 30, 2023	2,480,303	590,107	7,439	3,077,849

At June 30, 2023
Current	801,825	204,871	-	1,006,696
Non-current	1,678,478	385,236	7,439	2,071,153

At December 31, 2022
Current	654,897	179,391	-	834,288
Non-current	2,020,369	381,336	7,001	2,408,706

(a)       Nominal discount rate 11.24% p.a. (11.24% p.a as of December 31, 2022).

26.1.1	Tax, civil, labor and other risks

The balances of the proceedings with estimates of probable and possible losses are shown below:

	Consolidated
	Probable loss		Possible loss
Description	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Tax	278,664	263,495	424,313	376,510
Civil	113,288	107,980	50,763	57,871
Labor	130,745	121,842	61,710	43,423
Other	67,410	67,410	-	-
	590,107	560,727	536,786	477,804

38

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

26.1.1.1 New relevant processes

26.1.1.1.1 Labor

26.1.1.1.1.1 Possible loss

During the first six month, the Public Ministry of Labor (“MPT”) filed a lawsuit against the Company alleging non-compliance with the minor apprentice quota, intending that Azul start to consider, when calculating the quota, all functions that require professional training, as specified in the Brazilian Classification of Occupations, under penalty of a daily fine of R$5 per apprentice not hired. The MPT also requests the condenation of the Company to the payment of compensation for collective pain and suffering in the amount of R$20,000.

The lawsuit is in the initial phase, still without decision. The probability of loss is evaluated as "possible" by the Company's legal advisors.

27.	RELATED-PARTY TRANSACTIONS

Transactions with related parties were entered into in the ordinary course of the Company’s business, at prices, terms and financial charges according to the conditions established between the parties. Such operations include, among other aspects, shared service agreements and loan agreements.

These transactions include, among other aspects, shared service contracts and loan agreements, detailed below:

Parent company
Creditor	Debtor	Type of operation	June 30, 2023	December 31, 2022

ALAB	Azul	Loan	5,007	-

			5,007	-

The table below shows the balances of related-party transactions of the subsidiary ALAB, which were eliminated in the preparation of this consolidated interim information:

Creditor	Debtor	Type of operation	June 30, 2023	December 31, 2022
ALAB	ATS Viagens e Turismo Ltda	Sale of TudoAzul points	911	21,917
ALAB	ATS Viagens e Turismo Ltda	Service sharing	28,928	36,448
ALAB	Azul	Loan	5,007	-
ALAB	Canela Investiments	Transfers	20,975	-
ALAB	Azul Conecta Ltda	Loan	-	58,539
ALAB	Azul Conecta Ltda	Service sharing	3,416	-
Azul Conecta Ltda	ALAB	Ticket purchase	(3,581)	(7,694)
ATS Viagens e Turismo Ltda.	ALAB	Travel packages	(92,959)	(58,732)
ATS Viagens e Turismo Ltda.	ALAB	Advance for ticket purchase	(271,559)	(191,808)
Azul Investments LLP	ALAB	Loan	(4,092,903)	(4,815,559)
			(4,401,765)	(4,956,889)

39

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

27.1	Compensation of key management personnel

The Company´s employees are entitled to profit sharing based on certain goals agreed annually. In turn, executives are entitled to bonus based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in profit or loss for the year in which the goals are achieved.

Key management personnel comprise the directors, officers and members of the Executive Committee. Expenses incurred with remuneration and the respective charges, paid or payable, are shown below:

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Short-term benefits	6,633	5,895	13,101	11,545
Wages	1,329	1,275	2,621	2,916
Share-based payment plan	18,781	(25,216)	37,768	(18,699)

	26,743	(18,046)	53,490	(4,238)

Stock-based compensation plan, considers stock option plans, restricted shares and phantom shares. Such plans are expected to be settled in up to eight years and, therefore, and does not represent a cash outflow.

27.2	Guarantees and pledges granted by the Parent Company

The Company has granted guarantees on rental properties for some of its executives and the total amount involved is not significant.

27.3	Technology service sharing contract

On January 1, 2013, the Company entered into a contract with Águia Branca Participações S.A., one of its shareholders, for the sharing of information technology resources for an indefinite period. The total amount of services acquired during six months ended June 30, 2023 was R$26 (R$26 as of June 30, 2022), recorded under “Other expenses, net” in the statement of operations. As of June 30, 2023, there were no amounts to be paid as a result of this transaction.

27.4	Ticket sales contract

On March 26, 2018, the Company entered into a ticket sales contract with Caprioli Turismo Ltda., a travel agency owned by the Caprioli family (which holds an indirect stake in the Company through TRIP former shareholders), whereby Caprioli Turismo Ltda. is granted a R$20 credit line for the purchase and resale of tickets for flights operated by the Company. This credit line is guaranteed by a non-interest bearing promissory note in the same amount payable.

40

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

27.5	Aircraft sublease

In December 2019, the Company signed a letter of intent for the sublease of aircraft to the Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted and approved by 97% of the Azul's shareholders at the Extraordinary General Meeting held on March 2, 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.

Until June 30, 2023, the Company sub-leased three aircraft to Breeze and recorded a balance receivable of R$56,292 (R$67,056 as of December 31, 2022).

27.6    Lilium

In August 2021, the Company announced plans to make a strategic partnership with Lilium GmbH (“Lilium”), a wholly owned subsidiary of Lilium N.V., which has ultimately become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Lilium’s Board of Directors.

27.7    Azorra

In August 2022, the Company made agreements for purchase and sale of aircraft and engines with entities that are part of Azorra Aviation Holdings LLC. (“Azorra”) group, which has become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Azorra’s Board of Directors.

Consolidated
Creditor	Debtor	Type of operation	June 30, 2023	December 31, 2022
ALAB	Azorra	Maintenance reserves	94,724	107,286
ALAB	Azorra	Security deposits	5,356	3,913
Azorra	ALAB	Leases	(85,807)	(113,832)
Azorra	ALAB	Loans and financing	(14,464)	-

Revenues	Expenses	Type of operation	June 30, 2023	June 30, 2022
Azorra	ALAB	Interest incurred	8,120	3,006

28.	EQUITY

28.1	Issued capital

	Parent company and Consolidated
			Quantity
Description	Company’s capital	Advance for future capital increase	Common shares	Preferred shares

At December 31, 2022	2,313,941	61	928,965,058	335,623,408

Capital payment	61	(61)	-	-
Share-based payment	-	819	-	74,000

At June 30, 2023	2,314,002	819	928,965,058	335,697,408

41

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

As established in the Company’s bylaws, each common share is entitled to 1 (one) vote. Preferred shares of any class do not have voting rights, however they do provide their holders with rights that were disclosed in detail in the annual financial statements of December 31, 2022.

Company shareholding structure is presented below:

	Parent company and Consolidated
	June 30, 2023			December 31, 2022
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation

David Neeleman	67.0%	2.2%	4.5%	67.0%	2.2%	4.5%
Acionistas Trip (a)	33.0%	4.0%	5.0%	33.0%	4.4%	5.4%
United Airlines Inc	-	8.0%	7.8%	-	8.0%	7.8%
Blackrock	-	5.0%	4.8%	-	5.0%	4.8%
Others	-	80.6%	77.7%	-	80.3%	77.4%
Treasury shares	-	0.2%	0.2%	-	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.

28.2	Treasury shares

	Parent company and Consolidated
Description	Number of shares	Amount paid	Average cost (in R$)

At December 31, 2022	349,999	10,204	29.15

Repurchase	350,000	2,881	8.23

At June 30, 2023	699,999	13,085	18.69

As of November 11, 2022 approved the repurchase plan for 1,300,000 preferred shares maturing in 18 months, to keep them in treasury for a subsequent payment of the installments of the Restricted Stock Option plan. Until June 30, 2023, within the said plan, the Company reacquired 610,002 shares.

29.	EARNINGS (LOSS) PER SHARE

	Parent company and Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Numerator
Net (loss) profit for the period	23,908	(2,480,471)	(712,732)	186,576

Denominator
Weighted average number of common shares	928,965,058	928,965,058	928,965,058	928,965,058
Weighted average number of preferred shares	335,648,075	335,607,525	335,635,741	334,963,825
75 preferred shares	75	75	75	75
Weighted average number of equivalent preferred shares (a)	348,034,276	347,993,725	348,021,942	347,350,026
Weighted average number of equivalent common shares (b)	26,102,570,683	26,099,529,408	26,101,645,633	26,051,251,958
Weighted average number of presumed conversions	76,853,338	59,980,257	76,853,338	59,980,257
Weighted average number of shares that would have been issued at average market price	4,776,446	361,106	2,668,627	502,018
Average share price at market price (in reais)	15.16	19.56	12.98	22.27

Basic (loss) earnings per common share – R$	0.00	(0.10)	(0.03)	0.01
Diluted (loss) earnings per common share – R$	0.00	(0.10)	(0.03)	0.01
Basic (loss) earnings per preferred share – R$	0.07	(7.13)	(2.05)	0.54
Diluted (loss) earnings per preferred share – R$	0.07	(7.13)	(2.05)	0.54

42

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

(a)	This refers to the participation in the value of the Company's total equity, calculated as if all 928,965,058 common shares had been converted into 12,386,201 preferred shares at the conversion ratio of 75 common shares for each preferred share.

(b)	This refers to the participation in the value of the Company's total equity, calculated as if the weighted average of preferred shares had been converted into common shares at the conversion ratio of 75 common shares for each one preferred share.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. However, due to the loss reported in six months ended June 30, 2023, these instruments issued by the company have a antidilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted loss per share.

30.	SHARE-BASED PAYMENT

30.1	Compensation plans

The conditions of the share-based grant plans were disclosed in detail in the annual financial statements of December 31, 2022 and did not change during the six months ended June 30, 2023.

The movement of the plans is as follows:

	Parent company and Consolidated
	Number of shares
Description	Stock option plan	Restricted shares plan ("RSU")	Phantom shares	Total

At December 31, 2022	19,069,705	1,795,401	326,472	21,191,578

Exercised	(74,000)	-	(22,884)	(96,884)
Canceled	(131,786)	(90,308)	(17,220)	(239,314)

At June 30, 2023	18,863,919	1,705,093	286,368	20,855,380

	Parent Company and Consolidated
Description	June 30, 2023	December 31, 2022

Share price (in reais)	21.86	11.01
Weighted average price of the stock option (in reais)	11.07	11.84
Weighted average price of the phantom shares (in reais)	10.35	-

	Parent Company and Consolidated
	Expense
	Three-month periods ended		Six-month periods ended
Description	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Stock option	17,800	-	35,601	1,021
RSU	2,223	3,315	4,693	6,602
Phantom shares	1,988	(29,305)	2,310	(25,542)

	22,011	(25,990)	42,604	(17,919)

43

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The amounts related to stock options and RSU are recorded under “Capital reserves” and amounts for phantom shares are recorded under “Salaries and benefits”.

On June 30, 2023, the balance of the obligation related to the phantom shares plans is R$3,143 (R$844 on December 31, 2022).

30.2	Assumptions

30.2.1	Stock option plan

Date of grant	Option exercise price (in R$)	Everage fair value of the option on the grant (in R$)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Deadline remainder of vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise
December 11, 2009	3.42	1.93	47.7%	1.1%	8.8%	25.0%	-	4.0	5,032,800	182,870	182,870
March 24, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	1,572,000	84,000	84,000
April 5, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	656,000	7,500	7,500
June 30, 2014	19.15	11.01	40.6%	1.1%	12.5%	25.0%	-	4.0	2,169,122	740,013	740,013
July 1, 2015	14.51	10.82	40.6%	1.1%	15.7%	25.0%	-	4.0	627,810	195,410	195,410
July 1, 2016	14.50	10.14	43.1%	1.1%	12.2%	25.0%	-	4.0	820,250	287,918	287,918
July 6, 2017	22.57	12.82	43.4%	1.1%	10.3%	25.0%	-	4.0	680,467	459,338	459,338
March 14, 2017	11.85	4.82	50.6%	1.1%	11.3%	20.0%	-	5.0	9,343,510	-	-
August 8, 2022	11.07	8.10	70.0%	-	13.0%	25.0%	3.1	4.0	1,774,418	1,759,788	-
August 8, 2022	11.07	6.40	68.8%	-	13.2%	25.0%	2.1	4.0	1,514,999	1,422,749	295,000
August 19, 2022	11.07	7.39	67.2%	-	13.6%	100.0%	0.1	1.0	4,900,000	4,824,333	-
August 19, 2022	11.07	11.54	74.6%	-	12.7%	33.0%	4.1	5.0	8,900,000	8,900,000	-
									37,991,376	18,863,919	2,252,049

30.2.2	Restricted stock option plan

Date of grant	Exercise rate per tranche	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total granted	Total not exercised
July 7, 2019	25.0%	51.65	-	4.0	170,000	31,834
June 19, 2020	25.0%	21.80	0.9	4.0	1,382,582	546,518
July 7, 2021	25.0%	42.67	2.0	4.0	300,000	185,018
July 7, 2022	25.0%	11.72	3.0	4.0	335,593	318,643
July 7, 2022	25.0%	11.72	3.0	4.0	671,186	623,080
					2,859,361	1,705,093

30.2.3	Phantom shares

Date of grant	Option exercise price (in reais)	Price on the grant date (in reais)	Current share price (in reais)	Average fair value of option at the reporting date (in reais)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate	Remaining term of the vesting period (in years)	Term limit to exercise after dressing	Purchasing period up to (years)	Total options granted	Total outstanding
August 7, 2018	20.43	40.41	21.86	8.36	80.9%	-	12.6%	25.0%	-	4 years	4.0	707,400	79,681
July 7, 2019	42.09	25.34	21.86	3.41	80.9%	-	12.6%	25.0%	-	4 years	4.0	405,000	13,277
April 30, 2020	10.35	17.40	21.86	13.51	80.9%	-	12.6%	33.3%	-	4 years	3.0	3,250,000	153,160
April 30, 2020	10.35	17.40	21.86	14.17	76.7%	-	12.2%	25.0%	0.8	4 years	4.0	1,600,000	38,820
August 17, 2021	33.99	33.99	21.86	6.94	73.5%	-	11.9%	25.0%	2.1	4 years	4.0	580,000	1,430
												6,542,400	286,368

44

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

31.	SALES REVENUE

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenue
Passenger revenue	3,945,037	3,664,875	8,120,213	6,596,065
Other revenues	358,231	404,650	707,732	792,229
	-	-	-	-
Total	4,303,268	4,069,525	8,827,945	7,388,294
	-	-	-	-
Taxes levied
Passenger revenue	(5,172)	(106,433)	(12,048)	(194,654)
Other revenues	(43,901)	(38,329)	(83,374)	(75,836)

Total taxes	(49,073)	(144,762)	(95,422)	(270,490)

Total revenue	4,254,195	3,924,763	8,732,523	7,117,804

Revenues by geographical location are as follows:

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Domestic revenue	3,305,766	3,320,214	6,810,712	6,008,732
Foreign revenue	948,429	604,549	1,921,811	1,109,072
	-	-	-	-
Total revenue	4,254,195	3,924,763	8,732,523	7,117,804

32.	RESULT BY NATURE

	Parent company
	Three-month periods ended		Six-month periods ended
Description	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Administrative expenses
Salaries and benefits	(6,343)	(3,173)	(15,305)	(17,584)
Others	(5,859)	(9,513)	(10,513)	(17,642)
	(12,202)	(12,686)	(25,818)	(35,226)

Other income and expenses
Others (*)	71,699	-	71,699	-
	71,699	-	71,699	-

Total	59,497	(12,686)	45,881	(35,226)

(*) Refers to the debt forgiveness for loan operations between Azul and ALAB.

45

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Cost of services
Aircraft fuel	(1,338,217)	(1,698,191)	(3,011,619)	(2,887,157)
Salaries and benefits	(524,383)	(453,365)	(1,021,541)	(850,379)
Airport fees	(249,392)	(223,704)	(511,753)	(422,811)
Traffic and customer servicing	(189,490)	(150,780)	(385,086)	(283,750)
Maintenance and repairs	(223,276)	(168,276)	(381,172)	(328,544)
Depreciation and amortization (a)	(624,678)	(476,110)	(1,190,056)	(965,049)
Insurance	(7,065)	(19,986)	(26,463)	(38,754)
Others	(431,500)	(310,216)	(955,135)	(745,019)
	(3,588,001)	(3,500,628)	(7,482,825)	(6,521,463)

Selling expenses
Salaries and benefits	(8,958)	(5,473)	(16,949)	(10,967)
Sales and marketing	(179,820)	(157,849)	(353,817)	(284,700)
	(188,778)	(163,322)	(370,766)	(295,667)

Administrative expenses
Salaries and benefits	(35,116)	7,368	(67,439)	(24,345)
Depreciation and amortization	(2,488)	(2,045)	(4,763)	(4,019)
Others	(38,086)	(60,989)	(117,685)	(106,075)
	(75,690)	(55,666)	(189,887)	(134,439)

Other income and expenses
Idleness - Depreciation and amortization	-	-	-	(31,125)
Others	(100,509)	(68,682)	(219,797)	(148,490)
	(100,509)	(68,682)	(219,797)	(179,615)

Total	(3,952,978)	(3,788,298)	(8,263,275)	(7,131,184)

(a) Net of PIS and COFINS credits in the amount of R$440 three month and R$874 at the six month.

In 2022, as a consequence of the reduction in the number of flights operated during the COVID-19 pandemic and by analogy to the provisions of CPC 16 (R1) - Inventories, equivalent to IAS-2, expenses with depreciation of flight equipment not directly related to the revenues generated in the quarter called idleness were reclassified from the “Cost of service” group to the “Other income and expenses, net” group.

46

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

33.	FINANCIAL RESULT

	Parent company
	Three-month periods ended		Six-month periods ended
Description	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Financial income
Interest on short-term investments	24	7,144	151	13,745
Others	78	565	1,678	776
	102	7,709	1,829	14,521
Financial expenses
Interest on convertible instruments	(61,877)	(54,905)	(122,608)	(108,909)
Amortized cost of convertible instruments	(1,250)	(1,119)	(2,441)	(2,189)
Cost of financial operations	(175)	(190)	(275)	(283)
Others	(1,711)	(152)	(1,711)	(230)
	(65,013)	(56,366)	(127,035)	(111,611)

Derivative financial instruments, net	(188,798)	310,586	(269,837)	406,761

Foreign currency exchange, net	68,735	(112,814)	91,340	74,131

Financial result, net	(184,974)	149,115	(303,703)	383,802

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Financial income
Interest on short-term investments	22,436	27,786	40,172	62,170
Sublease receivables	3,576	11,941	7,546	17,620
TAP Bond fair value	15,569	-	43,607	-
Others	9,402	2,357	13,124	11,208
	50,983	42,084	104,449	90,998
Financial expenses
Interest on loans and financing	(137,654)	(157,534)	(283,909)	(301,112)
Interest on lease	(635,882)	(591,835)	(1,291,024)	(1,185,828)
Interest on convertible instruments	(61,877)	(54,905)	(122,608)	(108,909)
Interest on factoring credit card receivables	(91,907)	(56,781)	(206,649)	(94,004)
Interest on provisions	(74,031)	(62,856)	(140,727)	(112,529)
Interest on reverse factoring	-	(4,005)	(12,258)	(4,005)
Interest accounts payable	(93,931)	(47,249)	(159,864)	(82,662)
Guarantee commission	(37,230)	(35,405)	(87,347)	(66,917)
Amortized cost of loans and financing	(7,318)	(7,220)	(15,082)	(14,646)
Amortized cost of convertible instruments	(1,250)	(1,119)	(2,441)	(2,189)
Cost of financial operations	(15,043)	(19,434)	(30,611)	(37,150)
TAP Bond fair value	-	(60,849)	(10,628)	(101,595)
Others	(41,976)	(26,473)	(92,535)	(38,277)
	(1,198,099)	(1,125,665)	(2,455,683)	(2,149,823)

Derivative financial instruments, net	(235,616)	592,506	(510,588)	898,548

Foreign currency exchange, net	1,105,423	(2,125,861)	1,679,842	1,360,233

Financial result, net	(277,309)	(2,616,936)	(1,181,980)	199,956

47

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

34.	RISK MANAGEMENT

34.1	Accounting classification and fair value hierarchy of financial instruments

The following hierarchy is used to determine the fair value of financial instruments:

Level 1: quoted prices, without adjustment, in active markets for identical assets and liabilities;

Level 2: other techniques for which all inputs that have a significant effect on the fair value recorded are directly or indirectly observable; and

Level 3: techniques that use data that have a significant effect on the fair value recorded that are not based on observable market data.

The accounting classifications and the fair value hierarchy of the Company's consolidated financial instruments are shown below:

		Parent company
		Carrying amount		Fair value
Description	Level	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Assets
Cash and cash equivalents	2	2,805	8,117	2,805	8,117
Security deposits and maintenance reserves	-	7,767	8,409	7,767	8,409

Liabilities
Convertible instruments	-	(1,267,674)	(1,286,748)	(1,267,674)	(1,419,621)
Convertible instruments- conversion right	2	(386,808)	(116,971)	(386,808)	(116,971)
Accounts payable	-	(8,693)	(24)	(8,693)	(24)
Insurance payable	-	(2,891)	-	(2,891)	-
Related parties	-	(5,007)	-	(5,007)	-

48

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

		Consolidated
		Carrying amount		Fair value
Description	Level	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Assets
Cash and cash equivalents	2	616,210	668,348	616,210	668,348
Long-term investments	2	742,090	733,043	742,090	733,043
Accounts receivable	-	1,351,188	1,803,998	1,351,188	1,803,998
Aircraft sublease	-	140,090	176,053	140,090	176,053
Security deposits and maintenance reserves	-	2,617,302	2,539,561	2,617,302	2,539,561
Derivative financial instruments	2	29,849	271,950	29,849	271,950
Other assets	-	20,739	15,963	20,739	15,963

Liabilities
Loans and financing	-	(7,094,065)	(7,232,699)	(6,361,599)	(6,187,389)
Leases	-	(13,474,695)	(14,582,833)	(13,474,695)	(14,582,833)
Convertible instruments		(1,267,674)	(1,286,748)	(1,267,674)	(1,286,748)
Convertible instruments- conversion right	2	(386,808)	(116,971)	(386,808)	(116,971)
Accounts payable	-	(3,348,704)	(2,949,814)	(3,348,704)	(2,949,814)
Reverse factoring	-	-	(753,352)	-	(753,352)
Airport fees	-	(1,705,428)	(1,334,769)	(1,705,428)	(1,334,769)
Insurance payable	-	(21,906)	(84,985)	(21,906)	(84,985)
Derivative financial instruments	2	(120,661)	(244,575)	(120,661)	(244,575)
Other liabilities	-	(1,063,250)	(1,014,433)	(1,063,250)	(1,014,433)

34.2	Market risks

34.2.1   Interest rate risk

34.2.1.1  Sensitivity analysis

As of June 30, 2023, the Company held financial assets and liabilities linked to various types of rates. In the sensitivity analysis of non-derivative financial instruments, the impact on annual interest was only considered on positions with values exposed to such fluctuations:

	Consolidated
	Exposure to CDI		Exposure to SOFR		Exposure to LIBOR
Description	Rate (p.a.)	June 30, 2023	Rate (p.a.)	June 30, 2023	Weighted rate (p.a.)	June 30, 2023

Exposed liabilities, net	13.7%	(1,082,206)	5.1%	(221,003)	5.7%	(272,366)

Effect on profit or loss

Interest rate devaluation by -50%	6.8%	87,806	2.5%	5,625	2.8%	7,699
Interest rate devaluation by -25%	10.2%	43,903	3.8%	2,812	4.2%	3,850
Interest rate appreciation by 50%	20.5%	(87,806)	7.6%	(5,625)	8.5%	(7,699)
Interest rate appreciation by 25%	17.1%	(43,903)	6.4%	(2,812)	7.1%	(3,850)

Assets and liabilities linked to LIBOR are being reviewed and will be restated at the published alternative rates. The Company estimates that the updated cash flows will be economically equivalent to the original ones.

49

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

34.2.2   Fuel price risk (“QAV”)

The price of fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of June 30, 2023, forward and options transactions on fuel (note 23).

34.2.2.1  Sensitivity analysis

The following table demonstrates the sensitivity analysis in US dollars of the price fluctuation of QAV liter:

	Consolidated
	Exposure to price
Description	Average price per liter (in reais)	June 30, 2023

Aircraft fuel	4.44	(3,011,619)

Effect on profit or loss

Devaluation by -50%	2.22	1,505,810
Devaluation by -25%	3.33	752,905
Appreciation by 50%	6.67	(1,505,810)
Appreciation by 25%	5.56	(752,905)

34.2.3   Foreign exchange risk

The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company's cash flows are exposed.

50

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The exposure to the main exchange differences is as follows:

	Consolidated
	Exposure to US$		Exposure to €
Description	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

Assets
Cash and cash equivalents	34,474	56,487	1,431	8,052
Long-term investments	-	-	742,090	733,043
Accounts receivable	138,422	166,012	9,661	-
Aircraft sublease	140,090	176,053	-	-
Security deposits and maintenance reserves	2,540,256	2,471,349	-	-
Other assets	14,753	12,636	-	-

Total assets	2,867,995	2,882,537	753,182	741,095

Liabilities
Loans and financing	(5,422,774)	(5,880,553)	-	-
Leases	(13,410,786)	(14,525,385)	-	-
Convertible instruments	(1,668,059)	(1,418,738)	-	-
Accounts payable	(1,536,616)	(1,051,379)	-	-
Provisions and other liabilities	(2,708,902)	(3,020,947)	-	-

Total liabilities	(24,747,137)	(25,897,002)	-	-

Net exposure	(21,879,142)	(23,014,465)	753,182	741,095

Net exposure in foreign currency	(4,539,995)	(4,410,845)	143,120	133,066

34.2.3.1  Sensitivity analysis

	Consolidated
	Exposure to US$		Exposure to €
Description	Closing rate	June 30, 2023	Closing rate	June 30, 2023

Exposed assets (liabilities), net	4.8192	(21,879,142)	5.2626	753,182

Effect on profit or loss

Foreign currency devaluation by -50%	2.4096	10,939,571	2.6313	(376,591)
Foreign currency devaluation by -25%	3.6144	5,469,786	3.9470	(188,296)
Foreign currency appreciation by 50%	7.2288	(10,939,571)	7.8939	376,591
Foreign currency appreciation by 25%	6.0240	(5,469,786)	6.5783	188,296

51

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

34.3	Credit risk

Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, aircraft sublease, security deposits and maintenance reserves. Financial assets classified as cash and cash equivalents and long-term investments are deposited with counterparties that have a minimum investment grade rating in the assessment made by agencies S&P Global Ratings, Moody's or Fitch (between AAA and A+). The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.

Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by the Company and, when necessary, allowances for expected credit losses are recognized.

Derivative financial instruments are contracted on the over-the-counter market (OTC) from counterparties with a minimum investment grade rating, or on commodities and futures exchanges (B3 and NYMEX), which substantially mitigates the credit risk. The Company assesses the risks of counterparties in financial instruments and diversifies its exposure periodically.

34.4	Liquidity risk

The maturity schedules of the Company’s consolidated financial liabilities as of June 30, 2023 are as follows:

	Consolidated
Description	Carrying amount	Contractual cash flow	Until 1 year	From 2 to 5 years	After 5 years

Loans and financing	7,094,065	8,268,628	2,113,752	6,154,876	-
Leases	13,474,695	23,411,952	4,988,805	11,800,427	6,622,720
Convertible instruments	1,654,482	2,306,627	100,150	2,206,477	-
Accounts payable	3,348,704	3,375,446	2,932,015	417,750	25,681
Airport fees	1,705,428	1,731,049	1,206,147	193,271	331,631
Insurance payable	21,906	21,906	21,906	-	-
Derivative financial instruments	120,661	120,661	120,534	127	-

	27,419,941	39,236,269	11,483,309	20,772,928	6,980,032

The above balances do not reflect the renegotiations signed after June 30, 2023 – see note 36.

34.5	Capital management

The Company seeks capital alternatives in order to satisfy its operational needs, aiming at a capital structure that it considers adequate for the financial costs and the maturity dates of funding and its guarantees. The Company's continuously monitors its net indebtedness, see note 1.2 with details of the Company's actions in the six months.

52

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

35.	NON-CASH TRANSACTIONS

	Consolidated
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance reserves	Compensation of sublease	Compensation of lease	Acquisition of lease	ARO	Modification	Transfers	Total

Accounts receivable	-	-	-	-	-	(35,966)	-	-	-	116,948	80,982
Aircraft sublease	-	-	-	-	(14,741)	-	-	-	-	-	(14,741)
Security deposits and maintenance reserves	-	-	-	293,196	-	-	-	-	-	(116,948)	176,248
Advances to suppliers	-	-	-	-	-	-	-	-	-	(922,310)	(922,310)
Property and equipment	54,064	-	-	-	-	-	-	-	-	(12,977)	41,087
Right-of-use assets	-	34,123	-	-	-	-	481,340	143,109	(591,527)	12,785	79,830
Intangible assets	-	-	30,309	-	-	-	-	-	-	192	30,501
Loans and financing	-	-	-	-	-	-	-	-	-	(14,464)	(14,464)
Leases	-	-	-	-	14,741	39,526	(494,970)	-	520,521	14,464	94,282
Accounts payable	(54,064)	(34,123)	(30,309)	(293,196)	-	-	9,594	-	-	975,254	573,156
Provisions	-	-	-	-	-	-	-	(143,109)	121,008	-	(22,101)
Other assets and liabilities	-	-	-	-	-	(3,560)	4,036	-	-	(52,944)	(52,468)
Result	-	-	-	-	-	-	-	-	(50,002)	-	(50,002)
As of June 30,2023	-		-	-	-	-	-		-	-	-

53

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

54

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36.	SUBSEQUENT EVENTS

36.1    Renegotiation with Accounts payable

On July 11, 2023, the Company renegotiated the amount of R$365,817, under the following conditions:

Renegotiated conditions	Values

The amount was paid in 36 monthly installments, with interest of 7.5% p.a. and the start of payments on January 1, 2025.	83,236

The amount will be included in a debt (Notes) to be issued by the Company, with maturity on June 30, 2030, with interest of 7.5% p.a., to be amortized semi-annually.	226,065

The amount will be settled by an instrument that provides for quarterly settlement in cash or shares, starting in December 2024.	56,516

Total	365,817

36.2	Exchange of debt securities

Exchange offer - senior notes and convertible debentures

On July 14, 2023, the Company, through its subsidiary Azul Secured, completed the exchange of existing debt securities with the aim of obtaining an extension of maturities. The conditions of such renegotiations are detailed below:

	Original conditions				Renegotiated conditions
Description	Value	Average nominal rate p.a.	Maturity	% of renegotiation	Value	Average nominal rate p.a.	Maturity
Senior notes – 2024	US$400 million	5.9%	Oct-24	74%	US$294 million	11.5%	May-29
Senior notes – 2026	US$600 million	7.3%	Jun-26	95%	US$568 million	10.9%	May-30

Also on that date, the Company concluded the renegotiation referring to the extension of the term of the convertible debentures, as follows:

	Original conditions
Description	Value in June 30, 2023	Average nominal rate p.a.	Maturity	Payment in Aug-23	Award	Remaining amount	Average nominal rate p.a.	Maturity
Convertible debentures	1,686,952	6.0%	Oct-25	524,811	104,962	1,162,141	12.5%	Oct-28

The conversion price of the debentures will correspond to the average of the 20 trading sessions that will take place in the period subsequent to the end of the renegotiation.

The amounts shown in the tables above do not include funding costs incurred.

The 2029 and 2030 debt securities and convertible debentures are guaranteed by the Company and its subsidiaries ALAB, IntelAzul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco Ltd. and Azul IP Cayman Ltd. The shared guarantees package comprises certain receivables generated by TudoAzul (loyalty program), by Azul Viagens (travel package business) and certain trademarks, domain names and certain other intellectual properties used by airline businesses (excluding Azul), TudoAzul and Azul Viagens.

55

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements June 30, 2023 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36.3	Issuance of Senior Debt Securities with Guarantee and Maturity in 2028

On July 20, 2023, the Company, through its subsidiary Azul Secured, finalized a private offering of senior debt securities with priority guarantee, maturing in 2028, with a coupon of 11.9% p.a. in the amount of US$800 million("Notes"). The accrued interest will be paid quarterly, starting November 28, 2023.

The offer is part of the Company's comprehensive and ongoing restructuring plan to optimize the capital structure and increase the liquidity position. The debt securities will be guaranteed by the Company and its subsidiaries ALAB, IntelAzul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco Ltd. and Azul IP Cayman Ltd. The guarantees granted are shared with the "exchange offer” made by the company as detailed in note 36.2 of these interim financial statements.

The shared guarantees comprise certain receivables generated by TudoAzul (loyalty program), by Azul Viagens (travel package business) and certain brands, domain names and certain other intellectual properties used by the airline businesses (excluding Azul Cargo), TudoAzul and Azul Travel.

Liquid proceeds will be used to pay certain debts, obligations and other corporate purposes.

The accounting impacts to be recorded in a subsequent period arising from such operations are presented below:

Description	Values
Banks	3,715,850
Senior notes - 2028	3,831,040
Funding costs to be appropriated (*)	(115,190)

(*) Includes funding costs captured up to July 31, 2023.

Renata Bandeira Gomes do Nascimento

CRC 1SP 215231/O-3

Controllership, tax and internal control director

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 12, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer